EXHIBIT 99.1

TeliaSonera Completes Disposal of Zed

STOCKHOLM, Sweden, Sept. 13, 2004 (PRIMEZONE) -- TeliaSonera has completed the disposal of Sonera Zed Oy (Zed) to Wisdom Entertainment Sarl after having gained the approval of the German Competition Authority. The sale of Zed to Wisdom Entertainment Sarl has earlier been communicated with a press release on August 17.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/09/13/20040913BIT00020/wkr0001.pdf

CONTACT:  TeliaSonera's Press Office
          +46-(0)8-713 58 30